Exhibit 99.1

Purple Biotech Presents New Data on Mechanism of Action for CM24 at the AACR Special Conference: Cancer Metastasis

Data demonstrate suppression by CM24 of NET-promoting cancer cell migration and metastasis

Findings suggest potential new treatment target for metastasis

REHOVOT, Israel, Nov. 15, 2022 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced that it is presenting data that provide a strong rationale for advancing CM24 as an anti-cancer, anti-metastatic agent. The poster, entitled “CM24, a Novel Anti-CEACAM1 mAb, Suppresses Neutrophil Extracellular Trap (NET)-induced Migration and Metastasis of Cancer Cells,” is presented at the American Association of Cancer Research (AACR) Special Conference: Cancer Metastasis, taking place in Portland, Oregon, US, on November 14-17, 2022.

Neutrophil extracellular traps (NETs) are web-like DNA structures covered with cancer-promoting proteins released by activated neutrophils. Multiple studies have shown that NETs play a key role in the tumor microenvironment, furthering tumor progression, immune evasion and tumor migration and metastasis, which makes them a valid target for cancer drug development. NET-associated CEACAM1 constitutes adhesion focal for cancer cells and, therefore, is suggested as a potential therapeutic target for preventing metastatic progression.

Based on both in vitro and in vivo research, Purple Biotech presents data showing for the first time that its novel immune checkpoint inhibitor CM24, which is active against CEACAM1, is also active against NET-related activity. The preclinical data show that CM24 binds to the NET structure, significantly suppressing NET-induced cancer cell migration and inhibiting cancer metastasis in mouse models. These results and additional data to be presented in the poster, support a strong rationale for advancing CM24 as an anti-cancer and anti-metastatic agent, that may improve patients’ survival.

CM24 is a first-in-class monoclonal antibody with the potential to treat multiple cancers. Currently in Phase 2, the Company is evaluating CM24 in patients with metastatic pancreatic cancer (PDAC) in combination with the PD-1 inhibitor nivolumab and chemotherapy. The primary study endpoint is to evaluate preliminary efficacy in 2nd line PDAC.

“These data demonstrate the potential of CM24 as a powerful treatment for patients with cancer,” said Gil Efron, Chief Executive Officer, Purple Biotech. “This novel mechanism of action suggests that CM24 has the potential to become a significant anti-cancer and anti-metastasis agent across multiple types of solid tumors. We look forward to continuing the research into this therapeutic approach in conjunction with our Phase 2 clinical study in PDAC.”

“Although metastatic dissemination and progression are responsible for 90% of cancer deaths, they receive less attention in clinical investigation compared to treating primary tumors or secondary lesions,” said Dr. Hadas Reuveni, Vice President Research and Development at Purple Biotech. “Most clinical literature on cancer therapy is not focused on evasion-related outcomes or prevention of metastasis, but rather predominantly relates to objectives such as disease progression and tumor shrinkage. The present research brings an important new focus to the process of metastasis and emphasizes the need to better understand and address it to improve treatment outcomes.”

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing NT219 as a monotherapy treatment of solid tumors, and in a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:
Anna Army
Account Supervisor, Integrated Communications
LaVoieHealthScience
T: +1-617-351-0246
aarmy@lavoiehealthscience.com

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